Date  and  Time:  April  5,  2011  09:24  AM  Pacific  Time

Mailing  Address:

Location:

PO  BOX  9431  Stn  Prov  Govt.

2nd  Floor  -  940  Blanshard  St.

Victoria  BC  V8W  9V3

Victoria  BC

www.corporateonline.gov.bc.ca

250  356-8626

Notice  of  Alteration

FORM  11

BUSINESS  CORPORATIONS  ACT

Section  257

Filed  Date  and  Time:

April  5,  2011  09:24  AM  Pacific  Time

Alteration  Date  and  Time:

Notice  of  Articles  Altered  on  April  5,  2011  09:24  AM  Pacific  Time

NOTICE  OF  ALTERATION

Incorporation  Number:

Name  of  Company:

BC0333274

RTN  STEALTH  SOFTWARE  INC.

Name  Reservation  Number:

Name  Reserved:

NR2921592

QUANTITATIVE  ALPHA  TRADING  INC.

ALTERATION  EFFECTIVE  DATE:

The  alteration  is  to  take  effect  at  the  time  that  this  application  is  filed  with  the  Registrar.

CHANGE  OF  NAME  OF  COMPANY

From:

To:

RTN  STEALTH  SOFTWARE  INC.

QUANTITATIVE  ALPHA  TRADING  INC.

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